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
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION                 ----------------------------
                              Washington, DC 20549                               OMB APPROVAL
                                                                         ----------------------------
                                 SCHEDULE 13D                            OMB Number:        3235-0145
                   Under the Securities Exchange Act of 1934             Expires:    October 31, 2002
                              (Amendment No. 1)*                         Estimated average burden
                                                                         hours per response......14.9
                                                                         ----------------------------

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                             Ranger Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    75907105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                John N. Turitzin
                      Paul, Hastings, Janofsky & Walker LLP
                                 399 Park Avenue
                            New York, New York 10022
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 29, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




SEC 1746 (2-98)   Potential  persons  who are to  respond to the  collection  of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.
________________________________________________________________________________
1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).

     Pure Group, Inc.
________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) /x/
     (b) /_/

________________________________________________________________________________
3.   Sec Use Only


________________________________________________________________________________
4.   Source of Funds (See Instructions)

     WC
________________________________________________________________________________
5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e) [_]


________________________________________________________________________________
6.   Citizenship or Place of Organization

     Delaware
________________________________________________________________________________
                7.   Sole Voting Power

                     1,102,100
                ________________________________________________________________
     Number of  8.   Shared Voting Power
        Shares
  Beneficially       0
      Owned by  ________________________________________________________________
          Each  9.   Sole Dispositive Power
     Reporting
        Person       1,102,100
          With  ________________________________________________________________
                10.  Shared Dispositive Power

                     0
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,102,100
________________________________________________________________________________
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [_]

________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

     20.9%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

     CO
________________________________________________________________________________

CUSIP No.
________________________________________________________________________________
1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).

     Tangible Media, Inc
________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) /x/
    (b) /_/

________________________________________________________________________________
3.   Sec Use Only


________________________________________________________________________________
4.   Source of Funds (See Instructions)

     OO
________________________________________________________________________________
5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e) [_]


________________________________________________________________________________
6.   Citizenship or Place of Organization

     Delaware
________________________________________________________________________________
                7.   Sole Voting Power

                     34,037
                ________________________________________________________________
     Number of  8.   Shared Voting Power
        Shares
  Beneficially       0
      Owned by  ________________________________________________________________
          Each  9.   Sole Dispositive Power
     Reporting
        Person       34,037
          With  ________________________________________________________________
                10.  Shared Dispositive Power

                     0
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     34,037
________________________________________________________________________________
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [_]

________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

     Less than 1%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

     CO
________________________________________________________________________________

CUSIP No.
________________________________________________________________________________
1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).

     Isaac Perlmutter
________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) /x/
    (b) /_/

________________________________________________________________________________
3.   Sec Use Only


________________________________________________________________________________
4.   Source of Funds (See Instructions)

     Not Applicable
________________________________________________________________________________
5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e) [_]


________________________________________________________________________________
6.   Citizenship or Place of Organization

     USA
________________________________________________________________________________
                7.   Sole Voting Power

                     1,136,137
                ________________________________________________________________
     Number of  8.   Shared Voting Power
        Shares
  Beneficially       0
      Owned by  ________________________________________________________________
          Each  9.   Sole Dispositive Power
     Reporting
        Person       1,136,137
          With  ________________________________________________________________
                10.  Shared Dispositive Power

                     0
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,136,137
________________________________________________________________________________
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [_]

________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

     21.5%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

     IN
________________________________________________________________________________

                         Amendment No. 2 to Schedule 13D

           This amends the Schedule 13D filed by the Reporting Persons on or about September 25, 1997 as amended by Amendment No. 1 filed March 12, 1998. Capitalized terms used herein without definition have the meanings ascribed to them in the Schedule 13D.

           I. Item 4 of the Schedule 13D, "Purpose of Transaction," is hereby amended to include the following:

           "On December 29, 2000, Bumgarner Enterprises, Inc., a Florida corporation ("Bumgarner"), launched a tender offer for the purchase of up to 4,225,000 of the 5,278,644 outstanding shares of Ranger for $2.00 per share (the "Tender Offer"). Mr. Perlmutter has agreed to tender, and to cause his assigns to tender, in the Tender Offer all shares of the Common Stock of the Company held by him or his assigns, directly or indirectly. In addition, pursuant to the Agreement to Purchase Shares, dated December 29, 2000, by and between Bumgarner and Mr. Perlmutter, Bumgarner has agreed to purchase all shares held, directly or indirectly, by Mr. Perlmutter or his assigns, which are tendered in the Tender Offer but not purchased because of proration, at a price of $2.00 per share (the "Stock Purchase Agreement"). That purchase will be made simultaneously with the closing of the Tender Offer. Mr. Perlmutter has agreed to resign as a director of the Company as of the closing of the Tender Offer."

           II. Items 5(a) and 5(b) of the Schedule 13D, "Interest in Securities of the Issuer," are hereby amended and restated in their entirety as follows:

           "(a)/(b) The table below sets forth the number of shares of Common Stock beneficially owned by each of the Reporting Persons and the percentage ownership represented by such shares. Mr. Perlmutter holds sole voting and dispositive power over the shares held by PGI and TM. The percentages are based upon 5,278,644 shares outstanding as of March 3, 2000 as reported on the Company's Annual Report, a Form 10QSB for the quarter ended September 30, 2000.


================================================================================
                         Sole Voting and Dispositive Power
--------------------------------------------------------------------------------
Holder                     Amount                        Percentage
--------------------------------------------------------------------------------
PGI                        1,102,100                     20.9%
TM                            34,037                         *
Isaac Perlmutter           1,136,137 (1)                 21.5%
------------------------

(1) Consists of the shares owned by PGI and TM, each of which is wholly owned by Mr. Perlmutter. Mr. Perlmutter holds sole voting and dispositive power over the shares held by PGI and TM."

           III. Item 6 of the Schedule 13D, "Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer," is hereby amended to include the following:

           "Except for the Stock Purchase Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to transfer of voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies."

           IV. Item 7 of the Schedule 13D, "Material to be Filed as Exhibits," is hereby amended to include the following:

           "Stock Purchase Agreement, dated as of December 29, 2000, by and between Bumgarner Enterprises, Inc. and Isaac Perlmutter, incorporated herein by reference to Exhibit 99(d)(7) of the Schedule TO-T filed December 29, 2000 by Bumgarner with respect to the Tender Offer."

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:      January 4, 2001


Pure Group, Inc.                             Tangible Media, Inc.


By:/s/ Isaac Perlmutter                      By:/s/ Isaac Perlmutter
   -----------------------------             -----------------------------
Name:  Isaac Perlmutter                      Name:  Isaac Perlmutter
Title: President                             Title: Vice President



/s/ Isaac Perlmutter
-------------------------------
Isaac Perlmutter (individually)



6